ACTIVCARD ACQUIRES AUTHENTIC8 INTL.
ACCELERATES ADOPTION OF DIGITAL IDENTIFICATION APPLICATIONS

FREMONT, CA/MELBOURNE, AUS. -February 21, 2001 -- ActivCard S.A. (Nasdaq: ACTI/
Easdaq: ACTI), a leader in digital identity and electronic certification solutions for e-Business communications and transactions, announced today an agreement to acquire Authentic8 International, a developer of Internet Authentication Service (IAS) technology. The acquisition, valued at approximately $42 million, based upon current market values, reinforces ActivCard's vision and expands its business strategy to enable telecommunication companies, Internet service providers (ISPs) and application service providers
(ASPs) to deliver secure user identity systems to their customers as a feature of their Internet services. By acquiring Authentic8, ActivCard is addressing new channels and broadening exposure for smart card-based digital identity and secure network access products.

"As the popularity, ease and functionality of Web-based computing grows, we believe that digital identity authentication and secure network access will be required by service providers and end users. Passwords and unprotected digital certificates do not guarantee user identity or digital signature," commented Jean-Gerard Galvez, chief executive officer of ActivCard. "ActivCard's digital identity infrastructure couples perfectly with Authentic8's PKI-based Internet authentication and Virtual Private Network (VPN) technology."

"Microsoft has been independently working with both Authentic8 and ActivCard for some time," commented Mike Dusche, Microsoft's Windows Powered Smart Cards Product Manager. "We see the combining of both companies as the creation of an obvious choice for Microsoft customers considering corporate authentication solutions based on Windows Powered Smart Cards."

"An integrated digital identity infrastructure is critical to the deployment of next-generation, open smart services," said Peter Cattaneo, Java Card business development manager, Sun Microsystems. "ActivCard and Authentic8 together leverage the benefits of Java Card (TM)

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technology in providing an interoperable, open and secure enterprise authentication solution for customers world wide."

Leveraging the combined technologies and expertise, and partnering with Public Key Infrastructure (PKI) leaders such as Baltimore Technologies, Entrust Technologies, iPlanet and VeriSign, ActivCard is accelerating the widespread use of PKI certificates. Currently, digital certificates are primarily issued and assigned to Web servers and applications. ActivCard's vision is to expand the market to include the assignment and issuance of these certificates to the millions of individuals using these servers and applications. ActivCard's technology is critical to the success of banking and finance initiatives such as Identrus, as well as the U.S. government's GSA Common Access Card program.

"By acquiring Authentic8's technology and expertise, we will enable service operators to deliver integrated digital identity as a feature of today's Web-centric computing environments. Companies today are relying more and more on Web-based platforms and services as their infrastructure for business communications and transactions. Our solutions enable the automated deployment, protection, and management of user-based certificates for identity and digital signature in those environments," said Mr. Galvez.

Authentic8's customers include British Telecom (BT), which announced in October 2000 its selection of the Authentic8's solutions to be deployed to its employee base. In Australia, Cable & Wireless Optus is marketing an IAS, which, through relationships with Authentic8, eSign (VeriSign Australia), Baltimore Technologies and Cable & Wireless, offers companies a turn-key solution for delivering smart card-based, PKI enabled, remote access and Virtual Private Network (VPN) services on a per user, per month basis.

"Authentic8's authentication solution allows us to begin to consolidate all our remote employees' user credentials onto a single, scalable PKI platform," stated Ian Yeadon, BT's Mobil and Remote Computing Solutions Manager. "It delivers a strong authentication mechanism for remote user access, as well as encryption to protect against eavesdropping, which we didn't have

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with SecurID. With Authentic8's technology we get improved security, greater flexibility and reduced whole life cost."

Blair Geddes, Chief Financial Officer of ActivCard, commented, "This transaction is of major strategic importance for our long-term market growth and enhances ActivCard's competitive position. Authentic8 has 50 employees, of which 25 are in research and development, and will expand ActivCard's presence in Australia and Southeast Asia. As Authentic8's business model is in the early stages of development, we expect incremental revenue in 2001 from the acquisition to be in the $3 million to $5 million range and the deal to be dilutive to our operating results for 2001. However, we expect significantly greater contributions to revenue and operating results beyond 2001. We expect the gross margins for incremental revenues to be in the range of 60% with similar variability to our existing model depending on revenue mix. Incremental operating expenses from the acquisition are expected to be in the range of $5 million. The dilutive effect on our EPS is expected to range between $0.06 to $0.09 per share. We anticipate that the Authentic8 acquisition will be profitable in the second half of 2002."

Under the terms of the agreement, ActivCard will exchange $25 million of cash and 1 million shares for the outstanding shares and stock options of Authentic8. In addition, the terms also provide for additional consideration of up to 290,000 shares contingent upon the achievement of certain milestones. Completion of the transaction is subject to approval under the Australian Foreign Acquisitions and Takeovers Act of 1995, as well as certain other conditions. The acquisition is also subject to approval by ActivCard's shareholders. ActivCard anticipates the transaction will be completed in the second quarter.



ActivCard will host a conference call to discuss the acquisition today, Wednesday, February 21, at 4:00 p.m. GMT / 11:00 a.m. EST / 8 a.m. PST. The conference call will be simultaneously broadcast over the Internet and can be accessed on the Company's website, www.activcard.com, and on www.streetfusion.com. To listen to the webcast, please logon to either website prior to the scheduled call time, to register, download and install any necessary audio software. If you are unable to attend the conference call at the scheduled time, a replay of the live webcast will also be available at http://www.activcard.com.


About ActivCard

ActivCard, a leader in digital identity and electronic certification technology, delivers core components required to enable next generation e-Business communication and transactions. The ActivCard technology suite offers the ease-of-use of an ATM transaction with a security level better than face-to-face meeting. ActivCard solutions, in conjunction with the applications support for public key based data confidentiality and integrity, allow individuals and businesses to perform secure online transactions over the Internet. Today, more than 1.5 million people use ActivCard products for secure Internet banking, Web access and remote access to corporate networks. ActivCard is headquartered in Fremont, California, with worldwide operations in France, Germany, Japan,
Sweden, Singapore and United Kingdom.

ActivCard is a registered trademark of ActivCard S.A. in the United States and in other countries. Authentic8 is a registered trademark of Authentic8
International in the United States and in other countries. Sun, Sun
Microsystems, Java and Java Card are trademarks or registered trademarks of Sun
Microsystems, Inc. in the United States and other countries.

This press release contains forward-looking statements which reflect management's best judgement based on factors currently known. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those in the statements included in this press release. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


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
U.S. Contacts:
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INVESTORS:                            MEDIA:                                    COMPANY:
Teresa Thuruthiyil, Ty George         Ron Heckmann, Christopher Katis           Rod Stuhlmuller
Morgen-Walke Associates               Morgen-Walke Associates                   ActivCard, Inc.
415-296-7383                          415-296-7383                              510-574-0100

European Contacts:
------------------
INVESTORS:                            MEDIA:                                    COMPANY:
Nicole Curtin, Ronald Dassa           Lorie Lichtlen                            David Dieumegard
Morgen-Walke Associates               Morgen-Walke Associates                   ActivCard
33-1-47-03-6810                       33-1-47-03-6810                           33-1-42-04-8400

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